Exhibit 1


SFL - $210 million acquisition of a jack-up drilling rig and appointment of new Board Member

Ship Finance International Limited (NYSE: SFL) ("Ship Finance" or the "Company"), today announced that it has entered into an agreement to acquire a newbuilding jack-up drilling rig currently under construction, the West Prospero (Seadrill 4), from a subsidiary of Seadrill Limited ("Seadrill").

The purchase price for the drilling rig is agreed to $210 million and expected delivery from Keppel Fels in Singapore will be in July 2007. The Company is currently in discussions with banks for the financing of the rig, and based on discussions to date, we expect to enter into a term loan facility in an amount of approximately $170 million.

The rig will be chartered back to the seller for 15 years on a bareboat basis, guaranteed by Seadrill. Seadrill is among the world's leading offshore drilling contractors, with a market capitalization of approximately $6 billion. The aggregate charter payments for the first three years will be approximately $120 million, the following four years will be approximately $77 million, and the last eight years will be approximately $109 million.

Seadrill has been awarded a letter of intent by ExxonMobil Exploration and Production Malaysia Inc. for the West Prospero, and the intended contract has a duration of 400 days, with an estimated value of approximately $82 million. Start-up of operations is planned in the third quarter of 2007, following delivery from the construction yard.

In addition to the fixed charter rate, Ship Finance will receive a profit split element of 4% above certain threshold levels, starting January 1, 2009. During the charter period the charterer will have several options to buy back the rig, and the first purchase option will be after 3 years at $142 million and the last purchase option after 15 years at $60 million.

Ship Finance also announces the appointment of Svein Aaser to the Board of Directors. Mr. Aaser is the former President and Chief Executive Officer of DnB NOR ASA, the largest financial institution in Norway, and a leading maritime financier worldwide. During his carreer in DnB NOR, the market capitalization of the company increased from approximately $2.2 billion to approximately $19.1 billion. Prior to his position in DnB NOR, Mr Aaser had a long carreer as a top executive in several copmpanies, including Nycomed Amersham plc., Storebrand Skade AS and Stabburet AS. Mr Aaser serves on several boards, including Pan Fish ASA and Laerdal Medical AS.

Tor Olav Tr0im, Chairman in Ship Finance, said in a comment: "We are very pleased to have recruited Mr. Aaser to become a non-executive board member. His broad international background in large multinational companies, substantial banking experience and his outstanding track record in the capital market secures our Company a very competent and professional board member. Furthermore, the announced investment in the oil exploration sector validate the Board of Director's strategy to diversify the asset base and grow the long-term charter business. Over the last 12 months, the Company has announced investments of $950 million, of which more than $760 million outside the tanker segment. We believe there will be particularly good growth opportunities within oil exploration and related segments, as we see a high activity level and significant cashflows, and there is a positive market outlook."


January 12, 2007
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Contact Person:
Lars Solbakken: Chief Executive Officer, Ship Finance Management AS
+47 2311 4006

Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS +47 2311 4011 / +47 9014 1243